UNITED BANCSHARES, INC.

100 South High Street

Columbus Grove, Ohio 45830

March 17, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

ATTN: Ms. Kate McHale, Esq.

Re:

United Bancshares, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 10, 2009

File No. 333-86453

Dear Ms. McHale:

This letter is in response to your letter dated March 13, 2009 in which the SEC provided several comments to United Bancshares, Inc.’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 10, 2009.  To facilitate your review, we have included the Commission’s comments below with our responses to those comments in bold.

Concurrently with this letter, United Bancshares, Inc. will file with the Commission an amended Preliminary Proxy Statement on Schedule 14A which will include the changes noted in our responses below marked for the Commission’s review.

Response To Comments regarding United Bancshares, Inc.’s Preliminary Proxy Statement on Schedule 14A:

Information Regarding the Proposed Amendment to Article IV, page 7

1.

We note that you have already received preliminary approval from the Treasury Department to participate in the Capital Purchase Program.  Please disclose any material conditions to this participation.

We have added an additional item to the Q&A section of Proposal 2 which specifically addresses the material conditions to United Bancshares, Inc.’s participation in the program.  The new item is located on page 8 under the heading of “What are the material conditions to United Bancshares’ participation in the TARP Capital Purchase Program?”.

2.

You disclose on page 11 that you may be required to register the preferred shares, the warrants and the common stock underlying the warrants.  Please provide us with your analysis regarding your current eligibility to use Form S-3 to register each of those securities.  If you are eligible to use Form S-3 to register any of the securities, please revise your disclosure, if true, to indicate that you will be required to register such securities.

The potential registration contemplated on page 11 (now page 12) is the registration of the securities that would be issued to Treasury in the proposed TARP transaction, a private offering, that Treasury may, in turn, offer in a secondary offering.  Thus, the transaction requirement that most likely would permit such a registration on a Registration Statement on Form S-3 is found under General Instruction I.B.3. which permits the registration of secondary offerings if securities of the same class of the issuer are listed on a “national exchange system or an automated quotation system of a national securities association.”

The common stock of United Bancshares, Inc. is listed on the NASDAQ Global Markets (formerly, the NASDAQ National Market System).  As such, pursuant to the guidance provided by the SEC in Form S-3 Telephone Interpretation 54 which indicates that, for the purpose of Form S-3 General Instruction I.B.3., the NASDAQ National Market System (and subsequently the NASDAQ Global Markets) is an “automated quotation system of a national securities association”, United Bancshares, Inc. is eligible to use a Form S-3 to register securities issued under the proposed TARP transaction.  However, as indicated in Form S-3 Telephone Interpretations 49 and 50, only the secondary offering of the warrant and the common stock underlying the warrant is eligible for registration on Form S-3.  The preferred stock cannot be so registered, because the yet to be authorized preferred stock of United Bancshares, Inc. will not be listed on a qualifying exchange or quotation system.  However, in the Section 4.5 of the TARP Securities Purchase Agreement - Standard Terms, United Bancshares, Inc. must agree to register the preferred stock, if not eligible to use a Form S-3, upon the request of Treasury.

As a result, we have amended the disclosure to include language that clarifies that United Bancshares, Inc. will be required to register the warrant and underlying common stock on a Form S-3, and we have retained the language that states that United Bancshares, Inc. may be required to register the preferred stock as well at a later date if required by Treasury.  Upon Treasury’s request, the preferred stock likely would be registered on a Registration Statement on Form S-1.  The revised disclosure is located on page 12.

3.

Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

If Proposal 2 is approved by the shareholders and Treasury denies to grant the application final approval, we do not, at this time, believe that there will be any material impact on the Corporation’s current liquidity, capital resources and results of operations since no material change will actually occur in those areas.  However, the projected liquidity, capital resources and results of operations included in the pro forma financial information will be affected to some degree due to the fact that United Bancshares, Inc. will not receive $13 million from Treasury.  In this event, United Bancshares, Inc. will also not be required to pay the cumulative dividend to Treasury required if the TARP transaction is approved.  Additionally, after Proposal 2 is approved by the shareholders, United Bancshares, Inc. will have authorized preferred stock that it can use to pursue other financing opportunities.  However, it is not possible at this time to determine the exact nature of the opportunities that might be pursued nor whether a market exists for such securities.  The discussion on page 9 has been amended to include disclosure of such possibilities.

4.

Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

At this time under the current requirements of Section 111 of the Emergency

Economic Stabilization Act of 2008, as amended, and the rules and regulations thereunder, United Bancshares, Inc. will not be required to modify any plans or contracts related to the compensation of executive officers if the transaction with Treasury is consummated.  The discussion on page 12 has been amended to include such disclosure.

5.

We note your disclosure on pages 8 and 12 regarding your intended use of proceeds.  Please reconcile this disclosure with the information contained in the footnotes to your forma financial information.

The discussion on pages 8 and 12 (now pages 9 and 14) has been amended to include disclosure related to the assumptions on which the pro forma financial information was based and to reconcile the disclosure of the use of funds received from Treasury with the information contained in the footnotes to the pro forma financial information.

6.

We note your disclosure on page 11 regarding executive compensation.  Please include disclosure regarding your future obligation to solicit a non-binding shareholder vote on this compensation.

The discussion on page 11 (now page 13) has been amended to include disclosure regarding the potential future obligation to solicit a non-binding shareholder vote on executive compensation.

Pro Forma Financial Information, page 13

General

7.

We note that the pro forma financial information presented is at and for the year ended December 31, 2008.  Please be advised that the pro forma financial information must be based on audited historical financial statements.  Please tell us when you plan to file your Form 10-K containing audited financial information for the year ended December 31, 2008.  Alternatively, you may revise this section to present pro forma financial information for the year ended December 31, 2007 and for the nine month period ended September 30, 2008.  Refer to Rule 11-2(c) of Regulations S-X regarding the periods to be presented with respect to pro forma financial information.

We plan on filing Form 10-K on or before March 20, 2009, which will include audited information for December 31, 2008.  The information on Page 31 has been updated to reflect the timing of the filing.

Pro Forma Balance Sheet

8.

In footnote three, please discuss in more detail how you arrived at the carrying value of the warrants and the related discount on the preferred stock.  Disclose the market rate used when determining the fair value of the preferred stock.  In addition, disclose how you arrived at the fair value of the warrants.  If the Black-Scholes model was used, also disclose the assumptions made for dividend yield, risk free interest rate, expected life and volatility.

We have updated footnote three on page 16 to indicate the use of the Black-Scholes Model and disclosure of the assumptions made for dividend yield, risk free interest rate, expected life and volatility in computing the fair value of the warrants and related discount on the preferred stock.

Pro Forma Income Statement

9.

In footnote four, please disclose the method used to amortize the discount on the preferred stock and the period over which you are amortizing that discount.

We have updated footnote four on page 17 to include the amortization method and the period over which the discount is being amortized.

10.

There appears to be an error in the pro forma interest expense line item.  Please revise the pro forma column accordingly.

We have updated the pro forma interest expense line item on the pro forma income statement on page 17.

Documents Incorporated by Reference, page 28

11.

Please revise the “Documents Incorporated by Reference” section to specifically indicate what information you are incorporating by reference.  Also, if you do not satisfy the requirements of Item 13(b)(1) of Schedule 14A, please include a statement in the filing confirming that you are delivering any information that is incorporated by reference to security holders with the proxy statement in accordance with Item 13(b)(2).

United Bancshares, Inc. does not meet the requirements of Item 13(b)(1) of Schedule 14A.  The disclosure on page 31 under the heading “Documents Incorporated by Reference” has been amended to specifically indicate which information is being incorporated by reference and to include a statement that United Bancshares, Inc. is delivering such information that is incorporated by reference to security holders with the proxy statement in accordance with Item 13(b)(2).

In connection with this response to the SEC’s comments, United Bancshares, Inc. hereby acknowledges the following:

•

United Bancshares, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•

The Commission’s staff comments or changes to disclosure in response to such staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

United Bancshares, Inc. may not assert the Commission’s staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Commission has any additional comments or questions regarding any matters discussed in this letter or the amended Preliminary Proxy Statement on Schedule 14A, please do not hesitate to contact the undersigned at (419) 659-2141 or Brian C. Griffith, Dinsmore & Shohl LLP, at (513) 977-8321.

Sincerely,

/s/ Brian D. Young

Brian D. Young

Chief Financial Officer

United Bancshares, Inc.

cc:

Brian C. Griffith

Dinsmore & Shohl LLP